CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (the "Agreement") is entered into and is effective as of 23 June, 2020 by and between **Kading Companies**, a Wyoming corporation (the "***Company***"), and **KEVIN KADING** (the "***Consultant***"), with an address of 48 Wall Street, 11th Floor, New York, NY 10005. As used herein, the term "***Parties***" shall be used to refer to the Company and the Consultant jointly.

WHEREAS:

A. Consultant was the Chief Executive Officer and controlling shareholder of Kading Companies SA, now known as Kading Companies, prior to its acquisition of Bluume LLC.

B. The Company seeks to obtain certain services from Consultant as set forth below (the "***Services***").

C. Consultant has certain experience and expertise in providing the Services to be rendered.

D. Consultant is willing to provide the Services.

E. Company is desirous of engaging Consultant to provide the Services.

F. This Agreement replaces and supersedes the prior agreement between the Bluume LLC and the Consultant dated December 23, 2019.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1. Description of Consulting Services.

1.1. In consideration of Consultant's receipt of the fees set forth in Section 2 of this Agreement, Consultant agrees to reasonably provide the following service to the Company:

1.1.1. introduction to and evaluation of strategic partnerships

1.1.2. business planning

1.1.3. consultation with regard to the history of the Company.

1.1.4. consultation with regard to public company reporting.

1.1.5. Services with regard to any regulatory matter as may be required with respect to the business or operations of the Company prior to the acquisition of Bluume LLC.

2. <u>Payment of Fees to Consultant and Return of Shares.</u>

2.1.1. For the services rendered by Consultant and to be rendered by Consultant and in consideration of the return of the Shares, as set forth below, the Company shall pay to the Consultant $165,000 (the "***Consulting Fee***") upon the Company raising not less than $1,500,000. The Company shall pay to the Consultant $10,000 upon receipt of the Company raising the first $100,000 of the $1,500,000.

2.1.2. Beginning February 1, 2020, interest shall begin to accrue on any unpaid part of the Consulting Fee at the rate of 8% per annum.

2.1.3. Consultant shall return 50,000,000 shares of Company common stock (the "***Shares***") to the Company upon execution hereof together with any necessary stock power that shall be full endorsed, and medallion guaranteed as may be required by the Company's Transfer Agent. Upon receipt of the Shares and required documentation for transfer the Company shall pay to the Consultant an additional fee of $10,000 (Ten Thousand Dollars).

3. <u>Duty of Cooperation & Delivery of Documents.</u>

3.1. The Parties agree that throughout the term of this Agreement, the Company shall, at its sole expense, cooperate and deliver all documents and information to Consultant, as reasonably requested by Consultant, without unreasonable delay so as to allow Consultant to render the services provided in this Agreement. Likewise, as Consultant was a control person of Kading Cos. prior to the Bluume Acquisition, Consultant shall cooperate and deliver all documents and information to Company, as reasonably requested by Company and as may be in Consultants custody or control, without unreasonable delay so as to allow Company to make accurate and timely disclosures and in response to any request from any regulator or other similar organization including but not limited to the US Securities and Exchange Commission (the "***SEC***"), the Financial Industry Regulatory Authority ("***FINRA***") or OTC Markets.

3.2. <u>Confidentiality</u>. Consultant shall hold all Confidential Information in strict confidence and shall not disclose Confidential Information to any unauthorized Person. Except as required under this Agreement, Consultant will never directly or indirectly use, disseminate, disclose, lecture upon, or publish articles concerning Confidential Information. Consultant shall keep separate and segregated from other work, all documents, records, notebooks and correspondence which directly relate to services under this Agreement. All notes, contracts, memoranda, reports, drawings, manuals, materials, files, samples, products, data, and any papers or records of every kind (and any copy of any of the foregoing) which are or shall come into Consultant's possession (or into the possession of any of its employees or consultants) at any time during the Term related to the business of Company shall be the sole and exclusive property of Company, whether or not such items are

Confidential Information. This property shall be surrendered to Company immediately upon termination of the Term or upon request of Company at any time either during or after the termination of the Agreement, and no copies, notes, or excerpts thereof shall be retained. This Agreement shall not be construed as granting to Consultant any license or other rights relating to any Confidential Information or other business carried on by Company. Consultant agrees not to commercialize or exploit in any way whatsoever, any Confidential Information. "***Confidential Information***" means information disclosed to Consultant as a consequence of or through performance of services for Company or its affiliates, whether or not related to Consultant's specific work under this Agreement. Confidential Information includes, but is not limited to, all information related to any aspect of the business, technology, prospects or affairs of Company which is either information not known by actual or potential competitors of Company or is proprietary information of Company, whether of a business, financial, technical nature or otherwise.

4. Indemnification.

4.1. The Company hereby agrees to indemnify and hold Consultant harmless from any and all claims and liabilities incurred by Consultant as a result of Consultant's providing of the consulting services to be provided hereunder, including specifically, but not by way of limitation, any claims or liabilities arising out of or which are based upon (i) any material misstatement or omission contained in any materials or offering documents utilized by the Company, or (ii) any intentional actions by the Company, direct or indirect, in violation of any applicable federal or state securities laws or regulations. Furthermore, the Company agrees to reimburse Consultant for any legal or other expenses incurred by Consultant in connection with investigating or defending any such action, proceeding, investigation, or claim specified above. The indemnity obligations of the Company under this paragraph shall extend to the shareholders, directors, officers, employees, agents, attorneys and control persons of the Company. The indemnity obligations of the Company under this Section 4 shall continue and be binding upon the Company and shall inure to the benefit of any successors, assigns, heirs, and personal representatives of, the Consultant, despite the termination of this Agreement.

4.2. The Consultant hereby agrees to indemnify and hold Company harmless from any and all claims and liabilities incurred by Company as a result of Consultant's providing of the consulting services to be provided hereunder, including specifically, but not by way of limitation, any claims or liabilities arising out of or which are based upon (i) any material misstatement or omission made by Consultant, or (ii) any intentional actions by the Consultant, direct or indirect, in violation of any applicable federal or state securities laws or regulations. Furthermore, the Consultant agrees to reimburse Company for any legal or other expenses incurred by Company in connection with investigating or defending any such action, proceeding, investigation, or claim specified above. The indemnity obligations of the Consultant under this paragraph shall extend to the shareholders, directors, officers, employees, agents, attorneys and control persons of the

Consultant. The indemnity obligations of the Consultant under this Section 4 shall continue and be binding upon the Consultant and shall inure to the benefit of any successors, assigns, heirs, and personal representatives of, the Company, despite the termination of this Agreement.

5. Independent Contractor. Notwithstanding Consultant's share ownership in Kading Cos., both before and after the Merger, the parties hereto agree that Consultant is an independent contractor and shall not in any manner be deemed an agent or partner of, or co-venturer with the Company or Kading Cos. without authority to bind the Company. In no event is Consultant authorized or obligated to commit the Company or Kading Cos. to any agreement and neither the Company nor Kading Cos. shall have no obligation to enter into any transaction identified by Consultant.

6. Miscellaneous.

6.1. Further Assurance. Each of the parties shall hereafter execute all documents and do all acts reasonably necessary to effect the provisions of this Agreement.

6.2. Successors. The provisions of this Agreement shall be deemed to obligate, extend to and inure to the benefit of the successors, assigns, transferees, grantees, and indemnities of each of the Parties to this Agreement.

6.3. Independent Counsel. Each of the Parties to this Agreement acknowledges and agrees that it has been represented by independent counsel of its own choice throughout all negotiations which preceded the execution of this Agreement and the transactions referred to in this Agreement, and each has executed this Agreement with the consent and upon the advice of said independent counsel. Each party represents that he or it fully understands the provisions of this Agreement, has consulted with counsel concerning its terms and executes this Agreement of his or its own free choice without reference to any representations, promises or expectations not set forth herein.

6.4. Integration; Entire Agreement. This Agreement, after full execution, acknowledgment and delivery, memorializes and constitutes the entire agreement and understanding between the parties and supersedes and replaces all prior negotiations and agreements of the parties, whether written or unwritten. Each of the parties to this Agreement acknowledges that no other party, nor any agent or attorney of any other party has made any promises, representations, or warranty whatsoever, express or implied, which is not expressly contained in this Agreement; and each party further acknowledges that he or it has not executed this Agreement in reliance upon any belief as to any fact not expressly recited hereinabove. The Parties acknowledge that this agreement supersedes and replaced the agreement between Bluume LLC, now a wholly owned subsidiary of the Company, and the Consultant and that neither party has any further obligation thereunder.

6.5. Attorneys Fees. In the event of a dispute between the parties concerning the enforcement or interpretation of this Agreement, the prevailing party in such dispute, whether by legal proceedings or otherwise, shall be reimbursed immediately for the reasonably incurred attorneys' fees and other costs and expenses by the other parties to the dispute.

6.6. Interpretation. Wherever the context so requires: the singular number shall include the plural; the plural shall include the singular; and the masculine gender shall include the feminine and neuter genders.

6.7. Captions. The captions by which the sections and subsections of this Agreement are identified are for convenience only and shall have no effect whatsoever upon its interpretation.

6.8. Severability; Survival. If any provision of this Agreement is held to be illegal or invalid by a court of competent jurisdiction, such provision shall be deemed to be severed and deleted; and neither such provision, nor its severance and deletion, shall affect the validity of the remaining provisions. The obligations of the Parties pursuant to Sections 3.4 and 4 of this Agreement shall survive the termination of this Agreement and continue thereafter for a period of six (6) years.

6.9. Counterparts. This Agreement may be executed in any number of counterparts.

6.10. Expenses. Each of the Parties hereto agrees to bear its own costs, attorneys' fees and related expenses associated with this Agreement.

6.11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Florida with exclusive jurisdiction in the Courts located in Broward County, Florida.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date set forth above.

COMPANY:
KADING COMPANIES,
a Wyoming corporation

By: [signature]
Name: RHETT DOOLITTLE
Title: CEO

CONSULTANT:
KEVIN KADING

By: [signature]
Kevin Kading